Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation or Organization
MD Local Global Limited	United Kingdom
Mansions Catering and Hotel LTD	United Kingdom
Fernie Castle Culture Limited	United Kingdom
MD Lokal Global GmbH	Germany
Mingda Jiahe Development Investment Co., Ltd	Japan
MDJCC LTD	Hong Kong